Exhibit 18.4

February 7, 2007

Board of Directors
CILCORP Inc.
300 Liberty Street
Peoria, IL 61602

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to CILCORP Inc.’s (Company) Form 10-Q/A filing pursuant to Item 601 of Regulation S-K for the period ended September 30, 2005.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q, as amended, for the period ended September 30, 2005. The Company elected to change its method of accounting for emission allowances from the inventory model to the intangible asset model effective July 1, 2005. This change had no effect on the consolidated statements of income and cash flows, and resulted in an immaterial reclassification to the consolidated balance sheet. Because this change in accounting did not materially affect the consolidated financial statements, the change is not specifically disclosed in the financial statement footnotes included in the Form 10-Q for the period ended September 30, 2005. It should be understood that the preferability of one acceptable method of accounting over another for emission allowances has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our understanding of management’s reasons and justification for this change in accounting principle, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20, Accounting Changes.

Very truly yours,

/s/Pricewaterhouse Coopers LLP
PricewaterhouseCoopers LLP